Exhibit (b)(5)

PLEDGED SHARES ADDENDUM

THIS PLEDGED SHARES ADDENDUM, dated as of MARCH 5, 2010, is delivered pursuant to the Pledge Agreement referred to below.  VALHI HOLDING COMPANY (“Valhi Holding”) hereby agrees that this Pledged Shares Addendum may be attached to that certain PLEDGE AND SECURITY AGREEMENT, dated as of OCTOBER 2, 2009 (as amended, restated, supplemented or otherwise modified from time to time, including all exhibits and schedules thereto, the “Pledge Agreement”), made by Valhi Holding and PLAINSCAPITAL BANK (“Administrative Agent”).  Initially capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Pledge Agreement.  Valhi Holding hereby agrees that the additional interests listed on this Pledged Shares Addendum as set forth below shall be and are part of the Pledged Shares pledged by Valhi Holding to Administrative Agent in the Pledge Agreement with the same force and effect as if originally named therein.

Valhi Holding hereby certifies that the representations and warranties set forth in Section 2 of the Pledge Agreement are true and correct as to the Pledged Shares listed herein on and as of the date hereof.

EXECUTED as of the date first written above.

VALHI HOLDING COMPANY By /s/John A. St. Wrba John A. St. Wrba Vice President and Treasurer	PLAINSCAPITAL BANK, as Administrative Agent for the Credit Parties By /s/J. Bart Bearden J. Bart Bearden Executive Vice President
TIMET SHARES PLEDGED AS OF
MARCH 5, 2010

8,000,000 shares of common stock of Titanium Metals Corporation, par value $.01 per share, evidenced by the following certificate numbers:

Issuer	Certificate Number	Certificate Date	Number of Shares of Common Stock
Titanium Metals Corporation	TMC14129	December 14, 2007	1,000,000
Titanium Metals Corporation	TMC14088	March 18, 2009	7,000,000